EXHIBIT 12.1
BOSTON PROPERTIES, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Boston Properties, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred dividends for the nine months ended September 30, 2015 and the five years ended December 31, 2014 were as follows:

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$318,058	$345,249	$242,583	$236,378	$217,054	$140,698
Gains on sales of real estate	294,563	168,039	—	—	—	2,734
Amortization of interest capitalized	7,536	8,211	5,522	5,278	4,188	2,660
Distributions from unconsolidated joint ventures	6,484	7,372	17,600	20,565	22,451	10,733
Fixed charges (see below)	355,810	515,891	528,116	469,083	449,972	423,224
Subtract:
Interest capitalized	(25,915)	(52,476)	(68,152)	(44,278)	(48,178)	(40,981)
Preferred distributions of consolidated subsidiaries	(6)	(1,023)	(6,046)	(3,497)	(3,339)	(3,343)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(30,045)	(28,958)	(5,818)	—	—	—
Total earnings	$926,485	$962,305	$713,805	$683,529	$642,148	$535,725
Fixed charges:
Interest expensed	$326,018	$455,743	$447,240	$413,564	$394,131	$378,079
Interest capitalized	25,915	52,476	68,152	44,278	48,178	40,981
Portion of rental expense representative of the interest factor	3,871	6,649	6,678	7,744	4,324	821
Preferred distributions of consolidated subsidiaries	6	1,023	6,046	3,497	3,339	3,343
Total fixed charges	$355,810	$515,891	$528,116	$469,083	$449,972	$423,224
Preferred dividends	7,854	10,500	8,057	—	—	—
Total combined fixed charges and preferred dividends	$363,664	$526,391	$536,173	$469,083	$449,972	$423,224

Ratio of earnings to fixed charges	2.60	1.87	1.35	1.46	1.43	1.27
Ratio of earnings to combined fixed charges and preferred dividends	2.55	1.83	1.33	1.46	1.43	1.27